SEC 10025562 MMISSION

Washington, D.C. 20549

RECD S.E.C.

FEB 16 2010

503

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| Expires: February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-38086 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Traderfield Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 Lafayette Street, Suite 503
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Y. Lee - President (212) 966-9550
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Patrick Y. Lee, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Traderfield Securities Inc. (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2011

Patrick Y. Lee, President

Sworn and subscribed to before me this 9th day of Feb, 2010.

**This report contains (check all applicable boxes):**

| | | | Page |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Cash Flows. | 4 |
| (x) | (e) | Statement of Changes in Stockholder's Capital. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6 – 7 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 8 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report (not required). | 9 - 10 |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 11 – 12 |

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Traderfield Securities Inc

We have audited the accompanying balance sheet of Traderfield Securities Inc, as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities Inc at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 22, 2010

Registered with the Public Company Accounting Oversight Board

**TRADERFIELD SECURITIES INC**
**BALANCE SHEET**
**DECEMBER 31, 2009**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 269,627 |
| Receivable from clearing firm | | 36,672 |
| Good faith account | | 88,136 |
| Prepaid expense | | 4,110 |
| Total Assets | $ | 398,545 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 1,627 |
| Commission payable | | 1,345 |
| Total Liabilities | | 2,972 |
| Contingencies | | - |
| Stockholder's Equity: | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued | | 100,000 |
| Retained earnings | | 295,573 |
| Total Stockholder's Equity | | 395,573 |
| Total Liabilities and Stockholder's Equity | $ | 398,545 |

See Independent Accountants' Report and Accompanying Notes

**TRADERFIELD SECURITIES INC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Revenues: | |
| Commissions | $ 797,355 |
| Rebate and service income | 129,429 |
| Interest and dividend income | 2,935 |
| Loss on error account | (2,052) |
| Other income | 8,791 |
| Total Revenue | 936,458 |
| Costs and Expenses: | |
| Salaries & wages | 312,063 |
| Clearing costs | 125,241 |
| Commission to other brokers | 120,622 |
| Rents | 94,885 |
| Officer's compensation | 37,000 |
| Insurance | 35,101 |
| Payroll taxes | 27,133 |
| Office supplies and expenses | 26,688 |
| Telephone | 8,382 |
| Travel and automobile | 6,220 |
| Regulatory fees | 5,076 |
| Professional fees | 3,700 |
| Meals and entertainment | 3,558 |
| Utilities | 3,363 |
| Quote | 2,697 |
| Total Costs and Expenses | 811,729 |
| Net income | $ 124,729 |

See Independent Accountants' Report and Accompanying Notes

**TRADERFIELD SECURITIES INC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net income | $ | 124,729 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Depreciation expense | | |
| (Increase) in receivable from clearing broker | | (5,891) |
| (Increase) in good faith account | | (170) |
| (Increase) in prepaid expense | | (4,110) |
| Decrease in other assets | | 16 |
| Increase in accounts payable and accrued expenses | | 1,628 |
| (Decrease) in commission payable | | (19,648) |
| (Decrease) in payroll taxes payable | | (9,816) |
| Net Cash Provided by Operating Activities | | 86,738 |
| Cash Flows from Investing Activities: | | |
| Stockholder distributions | | (71,947) |
| Net Cash (Used) by Investing Activities | | (71,947) |
| Cash Flows from Financing Activities: | | - |
| Net Increase In Cash | | 14,791 |
| Cash, January 1, 2009 | | 254,836 |
| Cash, December 31, 2009 | $ | 269,627 |

See Independent Accountants' Report and Accompanying Notes

**TRADERFIELD SECURITIES INC**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

| | Common Stock | Accumulated (deficit) | Total Stockholder's Equity |
|---|---|---|---|
| Balance, January 1, 2009 | $ 100,000 | $ 242,791 | $ 342,791 |
| Net income | - | 124,729 | 124,729 |
| Stockholder distributions | - | (71,947) | (71,947) |
| Balance, December 31, 2009 | $ 100,000 | $ 295,573 | $ 395,573 |

See Independent Accountants' Report and Accompanying Notes

## 1. ORGANIZATION AND NATURE OF BUSINESS

Traderfield Securities Inc (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company has adopted December 31 as its year end

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Revenues

The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

### Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Ridge Clearing & Outsourcing Solutions, Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2009.

### Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2009, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

## 3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $391,463 which was $341,463 in excess of the amount required.

## 4. RENT

The Company leases office space from a company under common control under a lease which expires December 31, 2012. The Company paid $84,000 in 2009. The Company is also responsible to pay condo maintenance fee of $5,333 and property tax of $5,552 in 2009.

## 5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

## 6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

**TRADERFIELD SECURITIES INC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2009**

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 395,573 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expense | (4,110) |
| Net capital before haircuts on securities positions | 391,463 |
| Haircuts on securities positions | - |
| Undue concentration | - |
| Net Capital | $ 391,463 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 2,972 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 198 |
| Minimum net capital required | $ 50,000 |
| Excess net capital | $ 341,463 |
| Excess net capital at 1,000% | $ 391,165 |
| Percentage of aggregate indebtedness to net capital is | 1% |

The above computation does not differ materially from the December 31, 2009 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Shareholders and Board of Directors of
Traderfield Securities Inc
109 Lafayette Street
Suite 503
New York, NY 10013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Traderfield Securities Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Traderfield Securities Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Traderfield Securities Inc's management is responsible for the Traderfield Securities Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the Focus reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

OB+T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 22, 2010

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Traderfield Securities Inc

In planning and performing our audit of the financial statements of Traderfield Securities Inc. (Company) as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered their internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness as defined above as of December 31, 2009.

This report is intended solely for the information and use of management of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

*UB&J CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
January 22, 2010

# TRADERFIELD SECURITIES INC
(SEC I.D. No. 8-38086)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL